PROSPECTUS
                            STOCK  PURCHASE  AND
                         DIVIDEND REINVESTMENT PLAN

                           Shares of Common Stock
                             (without par value)

  The Stock Purchase and Dividend Reinvestment Plan (the "Plan") of Puget Sound Energy, Inc. (the "Company") provides holders of shares of the Company's Common Stock and Preferred stock, and Residents of the State of Washington, with a convenient and economical method of investing cash dividends and cash investments in shares of the Company's Common Stock.

  Participants in the Plan may:

  - have cash dividends on their shares automatically reinvested.

  - receive cash dividends on shares for which they are holders of record and make optional cash investments of not less than $25 up to $100,000 per calendar year if the Company elects to accept such cash investments.

  - invest both their cash dividends and such accepted cash investments.

  Shares of Common Stock purchased under the Plan may be purchased by a Broker on the open market on any securities exchange where such shares are traded or by negotiated transactions, or may be newly issued shares of the Company's Common Stock purchased directly from the Company.

  The price for shares of the Company's Common Stock purchased under the Plan with reinvested dividends directly from the Company will be the average of the high and low sale prices of shares of the Company's Common Stock on the Dividend Payment Date. The price for such shares purchased with Optional Cash Investments will be such average on the Optional Cash Investment Date ("OCI Date"). The price for shares of Common Stock purchased under the Plan, if purchased by a Broker on the open market or through negotiated transactions, will be determined by dividing the total cost (including brokerage commissions) of all shares purchased by the total number of shares purchased with respect to a Dividend Payment Date or OCI Date, as the case may be.

  The Plan does not represent a change in the Company's dividend policy which will continue to depend upon future earnings, financial requirements and other factors.

  Shareholders who do not elect to participate in the Plan will continue to receive cash dividends, as declared, by check.

  It is suggested that this Prospectus be retained for future reference.


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                           PUGET SOUND ENERGY INC.
                 The date of this Prospectus is February 10, 1997

                            AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information on file can be inspected and copied at the offices of the Commission at Room 1028, 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and, 7 World Trade Center, Suite 1300 New York, New York 10048. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. Certain securities of the Company are listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the office of the exchange at Room 401, 20 Broad Street, New York, New York 10005.

  Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof. No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell any securities to which this Prospectus relates in any State to any person to whom it is unlawful to make such offer in such State.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission are hereby incorporated in this Prospectus by reference:

  1.  The Company's most recently filed Annual Report on Form 10-K.

  2. The Company's Quarterly Reports on Form 10-Q for the calendar quarters since the most recently filed Form 10-K.

  3. Any of the Company's Reports on Form 8-K issued since the most recent Form 10-K.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered pursuant to the Stock Purchase and Dividend Reinvestment Plan shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Don Gaines, Treasurer, Puget Sound Energy, OBC-15, P.O. Box 97034, Bellevue, Washington 98009-9734, Telephone (206) 454-6363

                                 THE COMPANY

  Puget Sound Energy, Inc. a Washington corporation, is an investor-owned utility providing service exclusively within the State of Washington, principally in the Puget Sound region. The Company's executive office is located in One Bellevue Center at 411 108th Avenue N.E., Bellevue, Washington 98004. The telephone number is (206) 454-6363.

                           DESCRIPTION OF THE PLAN

  The following, in question and answer form, is a summary description of the provisions of the Company's Stock Purchase and Dividend Reinvestment Plan. If you wish to receive a copy of the actual text of the Plan as filed with the Securities and Exchange Commission, please contact: Don Gaines, Treasurer, Puget Sound Energy, OBC-15, P.O. Box 97034, Bellevue, Washington 98009-9734, Telephone (206) 454-6363.

Definitions

  For your information the following terms when used herein shall have the following meanings:

  "Administrator" shall mean the The Chase Manhattan Bank , as Company or an agent, duly appointed by the Company to administer the Plan.

  "Authorization Form" shall mean such authorization form as the Company may from time to time, or upon request, furnish to Shareholders and which shall be returned to the Company by Shareholders to indicate their election to participate in the Plan.

  "Average Price" shall mean the average of the high and low sale prices of shares of the Company's Common Stock as reported in the "NYSE--Composite Transactions" listing appearing in The Wall Street Journal on the OCI Date or Dividend Payment Date, as the case may be. Should the Exchange be closed or shares of the Company's Common Stock not be traded on any OCI Date or Dividend Payment Date, as the case may be, the price shall be based on the average for the day immediately preceding an OCI Date or Dividend Payment Date, as the case may be, on which such shares are traded.

  "Broker" shall mean one or more securities broker-dealers selected from time to time by the Company to act as independent agents for the Participants in the purchase and sale of shares of the Company's Common Stock under the Plan.

  "Company" shall mean Puget Sound Energy, Inc.

  "Dividend Payment Date" shall mean each date on which dividends are paid on the Company's stock. These dates are usually February 15, May 15, August 15, and November 15 of each year.

  "Enrollment Form" shall mean such enrollment form as the Company may from time to time, or upon request, furnish to Shareholders or Residents who are not Shareholders and which shall be returned to the Company together with the initial cash investment, to indicate their election to participate in the Plan.

  "Exchange" shall mean the New York Stock Exchange.

  "OCI Date" shall mean the first and third Fridays of each month (except Record Date months, when it shall be first and second Friday).

  "Participant" shall mean any Shareholder or a Resident of the State of Washington who has returned an Enrollment Form or an Authorization Form to the Company indicating election to participate in the Plan.

  "Plan" shall mean the Stock Purchase and Dividend Reinvestment Plan.

  "Record Date Month" shall mean the months of January, April, July, and October.

  "Resident" shall mean any person, partnership, firm, corporation, organization, agency or other entity that is located in the State of Washington.

  "Shareholder" shall mean any holder of record of the Company's Common Stock or Preferred Stock.

Purpose

   1. What is the purpose of the Plan? The purpose of the Plan is to provide Shareholders, and Residents of the State of Washington who are not Shareholders, with a convenient and economical method of investing cash and dividends in shares of the Company's Common Stock at a price determined in the manner set forth in the answer to Question 10. Since new shares of Common Stock may be purchased from the Company, the Company may receive additional funds for general corporate purposes including its continuing construction program.

Advantages

   2. What are the advantages of the Plan? Participants in the Plan may:

  - have cash dividends on their shares of Company stock automatically reinvested to purchase shares of Common Stock, or receive cash dividends on shares for which they are holders of record and invest in shares of Common Stock by making optional cash investments of not less than $25 per investment, up to $100,000 per calendar year, if the Company accepts such cash investments (please refer to Question 13), or

  - invest both their cash dividends and such accepted cash investments to purchase additional shares of Common Stock.

  Even though brokerage commissions are paid by Participants in connection with purchases and sales made by a Broker in the open market under the Plan, such fees are expected to be less than commission fees paid by individual investors because a Participant's transactions are aggregated with those of others for the purpose of making stock transactions in large volume. Any such savings are thus shared by all Participants. In addition, no commission or service charge will be paid by Participants if purchases are made directly from the Company under the Plan (See Question 10). Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be purchased for Participants' Plan accounts. Dividends on all shares held in Participants' Plan accounts including fractional shares will automatically be reinvested. Participants will avoid the cumbersome safekeeping of certificates for shares credited to their accounts under the Plan and regular statements of account will provide Participants with a record of each transaction, as well as a cost history for their shares.

Administration

   3. Who administers the Plan for Participants? The Chase Manhattan Bank,ompany as or anagent duly appointed by the Company,(the
"Administrator") administers the Plan for Participants, keeps records, sends statements of account to Participants and performs other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be registered in the name of the Administrator, as custodian, or in the name of a custodian duly appointed by the Administrator to hold such shares.

Participation

   4. Who is eligible to participate? All Residents of the State of Washington and existing Shareholders are eligible to participate in the Plan. Institutions or other persons holding shares of record in nominee or custodial accounts for beneficial owners may also participate in the Plan. Shareholders whose shares are held in nominee or custodial accounts may wish to inquire of such holder regarding the opportunity to participate in the Plan.

  A person who is eligible to participate in the Plan may open an account under the Plan in his or her own name, in the joint name of such person and another person, or in his or her name as custodian or trustee for another person, by completing an Enrollment Form in the appropriate manner.

   5. How does an eligible person participate? Shareholders may join the Plan by completing the Authorization Form and returning it to the AgentCompany. Residents who are not Shareholders may join the Plan by completing the Enrollment Form and returning it to the AgentCompany together with an initial investment of at least $25, which is the minimum cash investment allowed under the Plan. An Enrollment or Authorization Form and a postage-paid return envelope may be obtained at any time by contacting:
ChaseMellon Shareholder Services, P.O. Box 476, Washington Bridge Station, New York, NY 10033, Telephone 1-800-997-8438.

   6. When may an eligible person join the Plan? An eligible person may join the Plan at any time. If an Authorization Form specifying reinvestment of dividends is received by the Agentthe Company on or before the record date established for the payment of a particular dividend, reinvestment will commence with that dividend payment. The record date normally precedes the Dividend Payment Date by 15 to 25 days. If the Authorization Form is received by the Agentthe Company after the record date established for the payment of a particular dividend, then the reinvestment of dividends will not begin until the Dividend Payment Date following the next record date (See Question 13 for information concerning cash investments).

  7. What does the Enrollment Form provide? The Enrollment Form allows Residents who are not Shareholders to enroll and participate in the Plan. Upon receiving the Enrollment Form with the initial cash investment, the Agentthe Company will establish an account for the Participant and apply the initial cash investment to the purchase of Common Stock for the Participant's Plan account. Dividends on all shares held in the Plan account will be automatically reinvested in additional shares of Common Stock. Once a Resident becomes a Participant in the Plan, the Resident attains the same status as any other Shareholder with respect to all provisions, benefits and requirements of the Plan.

   8. What does the Authorization Form provide? The Authorization Form enables Shareholders to indicate how they wish to participate in the Plan. By completing the appropriate instruction on the Authorization Form, Shareholders may indicate whether they want to (A) reinvest all dividends and any optional cash investments, or (B) invest optional cash investments only and receive cash dividends on stock for which they are holders of record. Dividends on all shares held in the Plan account, whether acquired with reinvested dividends or cash investments, will automatically be reinvested in additional shares of Common Stock.

Costs

   9. Are there any expenses to Participants in connection with purchases under the Plan? Yes. Participants are required to pay brokerage commissions on shares of the Company's Common Stock purchased or sold by a Broker under the Plan (See Questions 10 and 22). The Company also charges a nominal fee for plan histories and certificate breakdowns.


Purchases Under the Plan

  10. What is the price of the Common Stock purchased under the Plan? Shares of the Company's Common Stock purchased under the Plan will, at the election of the Company, be newly issued shares purchased directly from the Company, shares purchased by the Broker, or a combination thereof. If shares are purchased under the Plan directly from the Company and by a Broker, each Participant's Plan account will be credited with its pro rata portion of the number of shares purchased directly from the Company and by the Broker. The Company has full discretion as to whether the Common Stock purchased under the Plan will be purchased on the open market or purchased directly from the Company.

  a. Common Stock purchased by the Broker in the open market:

     The price of the Common Stock purchased by a Broker in the open market with reinvested dividends or with optional cash investments will be the average total cost of such shares, including brokerage commissions, incurred in connection with the purchase of such shares by the Broker during the period beginning three five business days prior to any OCI Date or Dividend Payment Date, as the case may be, and ending 20 business days after such OCI Date or Dividend Payment Date, as the case may be. The price per share will be determined by dividing the total cost (including all brokerage commissions) of all shares purchased by the total number of shares purchased during any such period.

  b. Common Stock purchased directly from the Company:

     The price of the Common Stock purchased directly from the Company with reinvested dividends or optional cash investments will be the average of the high and low sale prices of shares of the Company's Common Stock on the Dividend Payment Date or OCI Date, as the case may be.

  11. How many shares of Common Stock will be purchased for Participants? Each Participant's account will be credited with that number of shares, including fractional shares computed to four decimal places, equal to the amount invested with respect to his or her Plan account divided by the price per share of such shares (as described in Question 10) for all purchases for all Participants during the applicable period.

  12. Will certificates be issued for shares of Common Stock purchased under the Plan? Unless requested by a Participant, certificates for shares of Common stock purchased under the Plan will not be issued. The number of shares purchased for your account under the Plan will be shown on your statement of account. This feature protects against loss, theft or destruction of stock certificates.

  Certificates for any number of whole shares credited to your account under the Plan will be issued upon your written request. Any remaining full shares and fraction of a share will continue to be credited to your account. Certificates for fractions of shares will not be issued (See Question 21). Your request for issuance of certificates should be sent to ChaseMellon Shareholder Services, P.O. Box 476, Washington Bridge Station, New York, NY 10033.

Optional Cash Investments

  13. Who will be eligible to make optional cash investments? Participants are eligible to make cash investments at any time. The Agent Company may accept or reject optional cash investments or any portion thereof. The accepted cash investments received from a Participant on or before an OCI Date will be used to purchase shares of Common Stock for the Participant's Plan account on such OCI Date if the shares are purchased directly from the Company. See Question 10(a) for a discussion of the terms of the Plan regarding purchase of shares by a Broker with optional cash investments. OCI Dates for cash investments are generally on the first and third Friday of each month except in record date months (See "Definitions"). A schedule of OCI dates is available on request.

  Any Shareholder who checked the "cash investments only" [option (B)] box on the Authorization Form will receive from the Company, on each Dividend Payment Date, cash dividends on shares and the Agent Company will apply any optional cash investments received to the purchase of additional shares of Common Stock for such Shareholder's Plan account. Dividends payable on all shares of Common Stock credited to the Plan account will be reinvested in additional shares of Common Stock. An initial cash investment may be made by a Shareholder when enrolling by enclosing a check or money order with the Authorization Form.

  Any Resident who is not a Shareholder must make an initial cash investment when first enrolling in the Plan by enclosing a check or money order with the Enrollment Form.

  Checks or money orders should be payable to The Chase Manhattan BankPuget Sound Energy, Agent, and returned along with the Authorization or Enrollment Form in the envelope provided. Subsequent cash investments may be made at any time by sending them to ChaseMellon Shareholder Services, DR Department, Voluntary Cash Investment, P.O. Box 382009, Pittsburgh, PA 15250, Telephone 1-800-997-8438. No interest will be paid on optional cash investments between date of receipt and OCI Date. Any cash investments that are rejected by the Agent Company will be returned to the Participant as promptly as practicable after the Agent Company elects to reject such cash investment. There will be a $20.00 fee for returned checks.

  14. What are the limitations on making optional cash investments? The option to make cash investments is available at any time. The Agent Company may accept or reject an optional cash investment or any portion thereof (See Question 13). The same amount of money need not be sent each month or quarter and you are under no obligation to make a cash investment each month or quarter. Any cash investments must be not less than $25 per investment nor more than $100,000 per calendar year.

  15. When will shares purchased with optional cash investments be entitled to receive dividends? Shares purchased prior to the record date for payment of a dividend will be entitled to receive such dividend.

  16. When will optional cash investments be invested? Optional cash investments received after a given OCI Date will be held by the Agent until the next OCI Date. OCI Dates are generally on the first and third Friday of each month (except Record Date months, when it will be the first and second Fridays).

Reports to Participants

  17. What kind of reports will be sent to Participants in the Plan? As soon as practicable after each investment, a Participant will receive a statement of account. These statements are a record of the cost of purchases under the Plan, and should be retained for tax purposes. In addition, each Participant will receive copies of the Company's annual and quarterly reports to shareholders, proxy statements and income tax information for reporting dividends.

Dividends on Plan Accounts

  18. Will Participants be credited with dividends on shares held in their Plan accounts? Yes. As the record holder for Participants in the Plan, the Agent Company will receive dividends, as declared, for all Plan shares held on the Record Date, credit such dividends to Participants' accounts on the basis of full and fractional shares held in these accounts, and reinvest such dividends in additional shares of Common Stock.

Discontinuation of Dividend Reinvestment

  19. How does a Participant discontinue the reinvestment of dividends under the Plan? A Participant may discontinue the reinvestment of dividends under the Plan by notifying the AgentCompany in writing to that effect. Notices received by the AgentCompany not later than the record date established for any Dividend Payment Date will be effective to discontinue dividend reinvestment as of that date and thereafter, until the Participant again elects to have dividends reinvested by notifying the Agent Company in writing. Dividends on shares purchased under the Plan which are held in a Participant's Plan account will continue to be reinvested until those shares are withdrawn from the Participant's Plan account. Participants who wish to receive cash dividends must withdraw shares from the Plan (see Questions 12 and 22).

Withdrawing from the Plan

  20. May Participants withdraw all or a portion of their shares from the Plan? Yes. The Plan is entirely voluntary and Participants may withdraw all or a portion of their shares at any time. You may request that a certificate be issued or that your shares be sold and the cash proceeds forwarded to you. Certificates for shares of stock withdrawn will be issued for whole shares only.

  Participants withdrawing all of their shares from the Plan automatically terminate their participation in the Plan. However, any eligible shareholder or non-shareholder resident of the state of Washington may elect to re-enroll at any time.

  21. What happens to the fraction of a share when a Participant withdraws all shares from the Plan? Any fractional share withdrawn will be liquidated at the Average Price on the OCI Date preceding the day the withdrawal notice is received by the company. The liquidated amount for any fractional share together with certificates for whole shares will be mailed directly to the withdrawing Shareholder.

  22. How do Participants withdraw all or a portion of their shares from the Plan? In order to withdraw from the Plan, Participants must notify the AgentChaseMellon Shareholder Services in writing at the address shown in Question 5. Written notice may also be provided by completing the account correspondence stub of the statement account.

  If Participants' requests are for partial withdrawals, the Participants must specify the number of whole shares to be withdrawn and request that the AgentChaseMellon Shareholder Services issue a certificate for, or sell, that number of whole shares credited to their Plan account.

  If Participants' requests are for full withdrawals, the Participants must specify that the AgentChaseMellon Shareholder Services issue a certificate for, or sell, all of the whole shares credited to their Plan account.

  If Participants' requests are for their shares to be sold, the Agent ChaseMellon Shareholder Serviceswill sell those shares as soon as practicable after receiving the requests. The Participants will receive the proceeds of the sale less any brokerage commission and any other fees as soon as practicable.

  If Participants' requests for a full or partial withdrawal are received by the AgentChaseMellon Shareholder Services on or after a Dividend Record date for a dividend payment, such requests will be processed as soon as practicable after the records have been balanced for payment of the dividend and such dividend has been reinvested in the participants' accounts. Requests received at any other time will be processed as soon as practicable.

  SELLING PARTICIPANTS SHOULD BE AWARE THAT THE COMMON STOCK PRICE MAY FALL DURING THE PERIOD BETWEEN THE WRITTEN NOTIFICATION OF SALE, ITS RECEIPT BY THE AGENTCOMPANY AND THE ULTIMATE SALE BY THE BROKER. THIS RISK SHOULD BE EVALUATED BY THE PARTICIPANT AND IS A RISK TO BE BORNE SOLELY BY THE PARTICIPANT.

Other Information

  23. What happens if the company has a Common Stock rights offering, issues a stock dividend or declares a stock split? Participation in any Common Stock rights offering will be based upon both the shares for which the Participants have certificates and the shares (including fractional shares) credited to Participants' Plan accounts. Any stock dividend or shares resulting from stock splits with respect to shares in a Participant's Plan, both full and fractional, will be credited to such accounts.

  24. How will a Participant's Plan shares be voted at the Annual Meeting of Shareholders? All shares credited to your account under the Plan will be voted as you direct. If on the record date for a meeting of shareholders there are shares credited to your account under the Plan, you will be sent the proxy material for such meeting. When you return an executed proxy, it will be voted with respect to all shares credited to you (including any fractional share) or, if you choose, you may vote all such shares in person at the meeting of Shareholders.

  25. What are the Federal income tax consequences of participation in the Plan? A Participant's reinvested dividends will be treated for tax purposes in the same manner they would have been treated had a Participant received them in cash on the applicable Dividend Payment Date. Sale of shares by the Plan on behalf of a Participant will be treated for tax purposes as a sale of such shares by the Participant. This summary of Federal income tax consequences is only a brief general statement of complex tax laws which are subject to change at any time. In order to determine the tax basis for shares or any fraction of a share credited to a Participant's Plan account, the applicable holding requirement and all other tax consequences of participation in the Plan, Participants are advised to consult with their tax advisors.

  26. What is the responsibility of the Company under the Plan? Neither Puget Sound Energy or will the Agent ChaseMellon Shareholder Serviceswill be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a Participant's account upon such Participant's death.

  Participants should recognize that the Company cannot provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

  27. May the Plan be changed or discontinued? While the Company expects to continue the Plan indefinitely, the Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to make modifications to the Plan. Participants will be notified of any such suspension, termination or modification.

                              USE OF PROCEEDS

  The net proceeds from time to time from the sale of the Common stock offered pursuant to the Plan will be used for general corporate purposes including financing the Company's construction program.

                                 COMMON STOCK

General

  The following is a summary of certain information relating to the Common Stock. This summary does not purport to be complete and is qualified by reference to the Company's Articles of Incorporation, Mortgage Indenture and the Washington Business Corporation Act.

  The Common Stock issued under the Plan will be fully paid and non assessable.

Dividends

  After payment or setting aside of cumulative dividends and mandatory sinking fund requirements, where applicable, on all outstanding issues of Preferred Stock, dividends may be paid on the Common Stock out of funds legally available therefor when declared by the Board of Directors.

  Certain provisions relating to the Company's senior securities limit the funds available for payment of dividends to net income available for dividends on Common Stock (as defined in the Company's Mortgage Indenture) accumulated after December 31, 1957, plus the sum of $7.5 million. As of November 30, 1996, the balance of earnings reinvested in the business that was not restricted as to dividends on Common Stock was approximately $237 million.

Voting Rights

  The holders of the Common Stock are entitled to one vote per share, have exclusive voting rights (except as referred to below) and are entitled to cumulative voting in electing directors. Directors are elected to staggered three-year terms.

  Whenever dividends on Preferred Stock are in arrears in an amount equivalent to four quarterly dividends, the holders of such stock shall be entitled, until all such dividends shall have been paid, to elect not less than a majority of the Board of Directors. The vote of the holders of specified percentages of Preferred Stock is required to effect various changes in the capital structure of the Company and certain other transactions.

Liquidation Rights

  In the event of any liquidation, dissolution or winding up of the Company, after satisfaction of preferential rights of Preferred Stock, the holders of Common Stock are entitled to share ratably in the distribution of all remaining net assets of the Company.

Preemptive Rights

  Holders of the Company's stock do not have preemptive rights to subscribe for or purchase stock of the Company of any class, or securities convertible into stock.

Shareholder Rights Plan

  In January 1991, the Company's Board of Directors approved a Rights Agreement (the "Rights Agreement") designed to deter partial and two-tier tender offers, stock accumulation programs and other coercive tactics that might be used to gain control of the Company without giving the Company's Board of Directors the opportunity to negotiate on behalf of the Company's shareholders. Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one preference share purchase right for each share of the Company's Common Stock outstanding on January 15, 1991, and authorized the issuance of one such right with respect to each additional share of Common Stock issued after that date. A holder of a right may, under certain circumstances, purchase at a discount from market value either shares of a special class of preference stock of the Company (entitled to dividends and to substantial redemption, liquidation or exchange rights) or shares of capital stock of a corporation entity attempting to acquire the Company or surviving a merger or consolidation with the Company. The Board of Directors has initially reserved for issuance upon exercise of the rights 8150,000 preference shares.

Washington Statute

  Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.19 of the Washington Business Corporation Act prohibits, subject to certain exceptions, a corporation from entering into any "significant business transactions" with an "Acquiring Person" (defined generally as a person or affiliated group who acquires 10% or more of the outstanding voting securities of a corporation without the prior approval by the corporation's board of directors) for a period of five years after such person or affiliated group becomes an Acquiring Person. In addition, pursuant to Chapter 23B.17 of the Washington Business Corporation Act, the Company is subject to a "fair price" restriction that provides, subject to certain exceptions, that any merger, sale of substantially all of a corporation's assets or dissolution or liquidation involving an "Interested Shareholder" (defined generally as a person or affiliated group that beneficially owns 20% or more of a corporation's outstanding voting securities) will be prohibited unless determined by a majority of the corporation's disinterested directors to be at a "fair price" or otherwise approved by either a majority of the corporation's disinterested directors of two-thirds of the disinterested shareholders entitled to vote on the transaction.

Transfer Agents and Registrars

  The Transfer Agents and Registrars for the Company are ChaseMellon Shareholder Services, Overpeck Centre, 85 Challenger Road, Ridgefield Park, NJ 07660.

LEGAL OPINIONS

  The validity of the Common Stock offered hereby has been passed upon by Perkins Coie, Seattle, Washington.

EXPERTS

  The financial statements and financial statement schedules included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.